April 16, 2018

Jeff Gabor

Erin Jaskot

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Taiwan Liposome Company, Ltd.
Amendment No. 2 to Draft Registration Statement on Form F-1, Submitted February 6, 2018; CIK No. 0001722890; and
Registration Statement on Form F-1, Filed February 16, 2018; File No. 333-223090

Dear Mr. Gabor and Ms. Jaskot:

On behalf of Taiwan Liposome Company, Ltd. (“TLC” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by (i) letter dated February 16, 2018 (the “Comment Letter No. 1”) with respect to the Company’s Confidential Amendment No. 2 to Draft Registration Statement on Form F-1 submitted to the Commission on February 6, 2018 and (ii) letter dated February 27, 2018 (the “Comment Letter No. 2,” and together with the Comment Letter No. 1, the “Comment Letters”) with respect to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) filed on February 16, 2018. Concurrently with the submission of this response letter, the Company is submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”). In addition to addressing the comments raised by the Staff in the Comment Letters, the Company has revised Amendment No. 1 to update other disclosures.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the applicable Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the response below, page number references are to Amendment No. 1.

Comment Letter No. 1

DRS/A Submitted February 6, 2018

TLC599, Market Research Study, page 87

April 16, 2018

Page Two

1.    We note your response to our prior comment three. We are unable to agree that ZS Associates is not expert under Securities Rule 436. Because the disclosure attributes certain of the disclosure to ZS Associates, please file a consent as required by Rule 436. In the alternative, please make clear that the disclosure is the responsibility of the company. For guidance please refer to Question 141.02 of Compliance and Disclosure Interpretations for Securities Act Sections.

Response: In response to the Staff’s comment, the Company confirms that it has sole responsibility for the disclosure referenced in the Staff’s comment. The Company has also revised the disclosure on page 89 of Amendment No. 1.

Comment Letter No. 2

Form F-1 Filed February 16, 2018

Principal Shareholders, page 133

1.     Please update your beneficial ownership as of the most recent practicable date. See Item 7 of Form 20-F.

Response: In response to the Staff’s comment, the Company has updated the beneficial ownership disclosure on pages 136-138 of Amendment No. 1 to the most recent practicable date of March 31, 2018.

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April 16, 2018

Page Three

Please contact me at (858) 550-6049 or Robert Phillips at (415) 693-2020 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Charles S. Kim

Charles S. Kim

cc:	George Yeh, Taiwan Liposome Company, Ltd.
Robert Phillips, Cooley LLP
James Lu, Cooley LLP
Jacqueline Fu, K&L Gates
Bruce K. Dallas, Davis Polk & Wardwell LLP
Justin C. Liang, Baker & McKenzie, Taiwan